UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

AirMedia Group Inc.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

009411109

(CUSIP Number)

Herman Man Guo

Wealthy Environment Limited

Dan Shao

Global Earning Pacific Limited

Qing Xu

Mambo Fiesta Limited

c/o AirMedia Group Inc.

17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027

The People’s Republic of China

Phone:+86 10 8460 8181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Z. Julie Gao, Esq.

Haiping Li, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Phone: +852 3740-4700

August [*], 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	This Amendment No. 5 to statement on Schedule 13D (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D filed on behalf of each of Herman Man Guo, Wealthy Environment Limited, Dan Shao, Global Earning Pacific Limited, James Zhonghua Feng, Ample Business International Ltd., Qing Xu and Mambo Fiesta Limited with the Securities and Exchange Commission (the “SEC”) on June 29, 2015, as amended (the “Original Schedule 13D” and, together with this Amendment No. 5, the “Schedule 13D”), with respect to the ordinary shares, par value $0.001 per share, of AirMedia Group Inc., a Cayman Islands company.

Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specified herein, this Amendment No. 5 does not modify any of the information previously reported on the Original Schedule 13D.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009411109	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Herman Man Guo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,505,980 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,505,980 ordinary shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,505,980 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 009411109	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Wealthy Environment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,505,980 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,505,980 ordinary shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,505,980 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 009411109	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Dan Shao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,584,214 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,584,214 ordinary shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,584,214 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 009411109	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Global Earning Pacific Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000,000 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,000,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 009411109	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Qing Xu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,600,000 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,600,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,000 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 009411109	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Mambo Fiesta Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 009411109	Page 8 of 12 Pages

EXPLANATORY NOTE

Item 1.	Security and Issuer.

This Amendment No. 5 relates to the ordinary shares, par value $0.001 per share (the “Shares”), of AirMedia Group Inc., a Cayman Islands company (the “Company”) whose principal executive offices are located at 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, the People’s Republic of China.

American depositary shares of the Company (the “ADSs” and each an “ADS”), each representing two Shares of the Company, are listed on the NASDAQ Global Select Market under the symbol “AMCN.”

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by replacing the entirety of the first and second paragraphs in the section with the caption of “Merger Agreement” with the following text:

“On September 29, 2015, (i) AirMedia Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”) that was formed by the Reporting Persons as a transaction vehicle for the Merger, (ii) AirMedia Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”) and (iii) the Company, entered into an agreement and plan of merger (as amended, the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent (the “Merger”).

On June 27, 2016, Parent, Merger Sub and the Company entered into an amendment to the agreement and plan of merger, which extended the termination date of the Merger Agreement from June 28, 2016 to December 31, 2016.

On December 19, 2016, Parent, Merger Sub and the Company entered into an amendment to the agreement and plan of merger, which further extended the termination date of the Merger Agreement from December 31, 2016 to June 30, 2017.

On June 23, 2017, Parent, Merger Sub and the Company entered into an amendment to the agreement and plan of merger, which extended the termination date of the Merger Agreement from June 30, 2017 to July 31, 2017.

On July 31, 2017, Parent, Merger Sub and the Company entered into an amendment to the agreement and plan of merger (the “Merger Agreement Amendment No. 4”), which contains the following major amendments:

(i)	the consideration at which Parent will acquire all of the outstanding shares of the Company not already owned by the Reporting Persons has been reduced from US$3.00 per Share, or US$6.00 per ADS, to US$2.05 per Share, or US$4.10 per ADS;

(ii)	the parent termination fee has been increased from US$5.32 million to US$10.64 million;

(iii)	Parent and Merger Sub have both agreed to, on or prior to October 31, 2017, deposit an amount equal to the parent termination fee into an escrow account or cause the issuance of a letter of credit in the same amount for the benefit of the Company as security for the payment of the parent termination fee;

(iv)	the Company and its relevant subsidiaries have agreed to facilitate the satisfaction of funding conditions under the Debt Commitment Letter (defined below); and

CUSIP No. 009411109	Page 9 of 12 Pages

(v)	the termination date of the Merger Agreement has been extended from July 31, 2017 to December 31, 2017. ”

Item 4 of the Original Schedule 13D is hereby further amended and supplemented by replacing the entirety of the section with the caption of “Debt Commitment Letter” with the following text:

“On July 31, 2017, China Merchants Bank Co., Ltd., New York Branch (the “Financing Bank”) issued a debt commitment letter (the “Debt Commitment Letter”), which was accepted and agreed to by Parent and Merger Sub, pursuant to which the Financing Bank agreed to arrange and underwrite debt financing in an aggregate amount of up to US$220 million to fund the transactions contemplated by the Merger Agreement, subject to various customary terms and conditions contained in the Debt Commitment Letter, including the deposit of an amount in Renminbi equal to at least 105% of the Renminbi equivalent of the USD principal amount to be borrowed by Merger Sub under the Debt Commitment Letter into an account to be opened with one of the Financing Bank’s PRC branches prior to the funding. The commitment letter and the fee letter dated as of September 29, 2015 issued by the Financing Bank were superseded, replaced and terminated in full by the Debt Commitment Letter and a new fee letter, respectively.”

Item 4 of the Original Schedule 13D is hereby further amended and supplemented by adding the following text as the third paragraph of the section with the caption of “Limited Guarantee”:

“Concurrently with the signing of the Merger Agreement Amendment No. 4, the Guarantors have amended the Limited Guarantee to increase the aggregate liability under the Limited Guarantee from US$6 million to US$11.64 million.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented by replacing the entirety of the sixth paragraph thereunder, which describes Shares beneficially owned by Mr. Xu, with the following text:

“The 1,600,000 Shares beneficially owned by Mr. Xu comprise (i) 1,000,000 Shares beneficially owned by Mambo Fiesta Limited, a British Virgin Islands company solely owned and controlled by Mr. Xu and (ii) 600,000 Shares that Mr. Xu has the right to acquire upon exercise of options within 60 days after June 23, 2017.”

Item 5 of the Original Schedule 13D is hereby further amended and supplemented by replacing the entirety of the seventh paragraph thereunder:

“The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 125,629,779 Shares outstanding as of May 31, 2017 as disclosed in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 28, 2017.”

CUSIP No. 009411109	Page 10 of 12 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

A*	Joint Filing Agreement, dated October 9, 2015, by and between Mr. Herman Man Guo, Wealthy Environment Limited, Ms. Dan Shao, Global Earning Pacific Limited, Mr. Qing Xu and Mambo Fiesta Limited

B*	Proposal Letter dated June 19, 2015 from Mr. Herman Man Guo, on behalf of himself and the management of AirMedia Group Inc., to the board of directors of AirMedia Group Inc.

C*	Consortium Agreement, dated June 29, 2015, by and between Mr. Herman Man Guo, Mr. James Zhonghua Feng and Mr. Qing Xu

D*	Withdrawal Notice, dated September 18, 2015, executed by Mr. James Zhonghua Feng and acknowledged and agreed by Messrs. Herman Man Guo and Qing Xu

E*	Amended and Restated Consortium Agreement, dated September 18, 2015, by and between Mr. Herman Man Guo and Mr. Qing Xu

F*	Agreement and Plan of Merger, dated September 29, 2015, among AirMedia Holdings Ltd., AirMedia Merger Company Limited, and AirMedia Group Inc. (incorporated herein by reference to Exhibit 99.1 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on September 29, 2015)

G*	Rollover Agreement, dated September 29, 2015, among AirMedia Holdings Ltd., Wealthy Environment Limited, Ms. Dan Shao, Global Earning Pacific Limited, Mr. Qing Xu and Mambo Fiesta Limited

H*	Voting Agreement, dated September 29, 2015, among AirMedia Holdings Ltd., Mr. Herman Man Guo, Wealthy Environment Limited, Ms. Dan Shao, Global Earning Pacific Limited, Mr. Qing Xu and Mambo Fiesta Limited

I**	Debt Commitment Letter issued by China Merchants Bank Co., Ltd., New York Branch to AirMedia Holdings Ltd. and AirMedia Merger Company Limited, dated as of July 31, 2017

J*	Limited Guarantee by Mr. Herman Man Guo, Wealthy Environment Limited, Ms. Dan Shao and Global Earning Pacific Limited in favor of AirMedia Group Inc., dated as of September 29, 2015 (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on September 29, 2015)

K*	Amendment No. 1 to the Agreement and Plan of Merger, dated June 27, 2016, by and among AirMedia Group Inc., AirMedia Holdings Ltd. and AirMedia Merger Company Limited (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 27, 2016)

CUSIP No. 009411109	Page 11 of 12 Pages

L**	Amendment No. 2 to the Agreement and Plan of Merger, dated December 19, 2016, by and among AirMedia Group Inc., AirMedia Holdings Ltd. and AirMedia Merger Company Limited

M**	Amendment No. 3 to the Agreement and Plan of Merger, dated June 26, 2017, by and among AirMedia Group Inc., AirMedia Holdings Ltd. and AirMedia Merger Company Limited

N**	Amendment No. 4 to the Agreement and Plan of Merger, dated July 31, 2017, by and among AirMedia Group Inc., AirMedia Holdings Ltd. and AirMedia Merger Company Limited (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 31, 2017)

O**	Amendment to the Limited Guarantee, dated July 31, 2017, by Mr. Herman Man Guo, Wealthy Environment Limited, Ms. Dan Shao and Global Earning Pacific Limited in favor of AirMedia Group Inc. (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 31, 2017)

*	Previously filed
**	Filed with Amendment No. 5 to the Original Schedule 13D

CUSIP No. 009411109	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2017

/s/ Herman Man Guo
Herman Man Guo

Wealthy Environment Limited
By:	/s/ Herman Man Guo
Name:	Herman Man Guo
Title:	Director

/s/ Dan Shao
Dan Shao

Global Earning Pacific Limited
By:	/s/ Dan Shao
Name:	Dan Shao
Title:	Director

/s/ Qing Xu
Qing Xu

Mambo Fiesta Limited
By:	/s/ Qing Xu
Name:	Qing Xu
Title:	Director